1N First
of Long Island Corporation

Great Relationships Strong Fundamentals

2023 Annual Report


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First National Bank LI


First National
Bank LI



Selected Financial Data

(dollars in thousands, except per share data)

Income Statement Data	2023	2022	2021	2020	2019
Interest Income	$ 155,483	$ 134,210	$ 122,959	$ 131,216	$ 143,850
Interest Expense	68,618	18,497	16,152	29,188	43,681
Net Interest Income	86,865	115,713	106,807	102,028	100,169
Provision (Credit) for Credit Losses	(326)	2,331	(2,573)	3,006	33
Net Income	26,239	46,932	43,089	41,203	41,555
Per Share Data					
Basic Earnings	$ 1.16	$ 2.05	$ 1.82	$ 1.73	$ 1.68
Diluted Earnings	1.16	2.04	1.81	1.72	1.67
Cash Dividends Declared	0.84	0.82	0.78	0.74	0.70
Dividend Payout Ratio	72.41%	40.20%	43.09%	43.02%	41.92%
Book Value	$ 16.83	$ 16.24	$ 17.81	$ 17.11	$ 16.26
Balance Sheet Data at Year End					
Total Assets	$ 4,235,900	$ 4,281,511	$ 4,068,789	$ 4,069,141	$ 4,097,843
Loans	3,248,064	3,311,733	3,105,036	3,033,454	3,188,249
Allowance for Credit Losses	28,992	31,432	29,831	33,037	29,289
Deposits	3,270,986	3,464,634	3,315,245	3,321,588	3,144,016
Borrowed Funds	542,500	411,000	311,322	306,097	528,182
Stockholders' Equity	380,146	364,536	413,812	407,118	389,108
Average Balance Sheet Data					
Total Assets	$ 4,235,989	$ 4,247,052	$ 4,151,577	$ 4,140,867	$ 4,194,355
Loans	3,260,903	3,276,589	2,976,061	3,110,512	3,217,530
Allowance for Credit Losses	30,291	30,604	31,300	33,180	30,080
Deposits	3,431,990	3,536,709	3,425,976	3,257,317	3,276,699
Borrowed Funds	397,928	289,584	281,191	457,939	494,785
Stockholders' Equity	367,496	386,839	416,885	393,662	391,613
Financial Ratios					
Return on Average Assets (ROA)	0.62%	1.11%	1.04%	1.00%	0.99%
Return on Average Equity (ROE)	7.14%	12.13%	10.34%	10.47%	10.61%
Average Equity to Average Assets	8.68%	9.11%	10.04%	9.51%	9.34%



1Nvested
1Ndividualized
1Ndispensible

First National Bank LI works on a mission of continually doing the right thing to help our customers, employees and shareholders succeed while being socially accountable to the communities we serve. A true financial partner, 1N is committed to making a meaningful impact on these stakeholders through our ethical intent and strong business practices. We believe these efforts create long-term, sustainable value for our shareholders, clients, employees and communities.

About Us

The First of Long Island Corporation (Nasdaq: FLIC) is the parent company of The First National Bank of Long Island, a local bank founded in 1927 in Glen Head, New York. Through our branch network branded as First National Bank LI, the Bank focuses on business and consumer bank needs on Long Island and in New York City. We offer a broad set of lending, deposit, investment and digital products. First National Bank LI is known for its culture of delivering extraordinary service and a "Customer First" banking experience to small and middle market businesses, professional service firms, not-for-profits, municipalities and consumers. The Bank's tagline "Go First. Go Far.®" communicates the benefits of relationship service and our employees' commitment to helping customers reach their financial goals. For more information about the Bank and Corporation visit fnbli.com.



Fellow Shareholders

The events and conditions of 2023 necessitated a focus on liquidity, capital and asset quality industrywide, and I'm happy to report that our Company is well-positioned in these areas. An inverted yield curve, as the one experienced throughout 2023, resulting from the Fed moving short-term rates up to the mid 5's is unusual and largely unkind to the banking industry's net interest margins. The shape of the curve in 2023 combined with The First National Bank of Long Island's liability-sensitive Balance Sheet resulted in a 74-basis point drop in our net interest margin to 2.16% in 2023 from 2.89% in 2022.

Net income and fully diluted earnings per share for 2023 totaled $26.2 million and $1.16, respectively. The Company's return on average assets (ROA) was 0.62% and its return on average equity (ROE) was 7.14%. Owing primarily to the aforementioned margin compression, the metrics for 2023 did not match up to the record

1Ndispensible business partner

"Our leadership team is focused on business growth through efficiency..."

net income and fully diluted earnings per share performance the Bank produced in 2022 of $46.9 million and $2.04, respectively. In 2022, ROA was 1.11% and ROE was 12.13%. Noninterest expenses were managed carefully and were 4.4% lower in 2023 totaling $64.1 million compared to $67.0 million in 2022.

Interest rates and the slope of the yield curve will eventually change. A historically normal upward-shaped yield curve is expected to benefit the Bank and allow our performance metrics to return to historical norms. The yield curve inversion between the two-year and ten-year Treasuries started in July 2022 and remains so through the drafting of this



1N celebrated the ribbon cutting of three Branch relocations in Bohemia, Hauppauge and Port Jefferson. The new locations offer an improved customer experience through the upgrade or addition of 24-hour ATMs, drive-ups (where applicable) and expanded on-site parking.

letter. The good news is that inverted yield curves historically last approximately eighteen months. With interest rates beyond our control, we remain focused on our primary strategic initiatives as follows:

- Recruit bankers that build relationship business.
- Structure the Balance Sheet to optimize financial performance.
- Optimize the current and prospective branch network.
- Improve the quality and utilization of technology.
- Improve the Company's name recognition and community standing.
- Attract, retain and motivate employees that support our objectives.

With that in mind, during 2023 we added deposit gathering bankers in several markets and celebrated the relocation of three legacy branches. Our branch optimization plan has resulted in the closing of 15 branches since 2020, which has reduced annual operating expenses by approximately $5 million. To expand our reach on Long Island, we successfully opened three branches on the East End over the same period with those branches attracting $119 million in new deposit relationships of which 41% is in noninterest-bearing checking accounts as of year-end 2023. We plan to open a branch on Long Island's North Fork in Southold during the second quarter of 2024, which will complete our initial expansion plan on the East End. Our leadership team is focused on business growth through efficiency – providing the right number of branches, in the right locations, with the right people to best serve our clients, communities and shareholders.

Liquidity



$425,133

$262,358

2022　**2023**

Cash & Unencumbered Securities
($ in thousands)

Capital



9.83%　10.05%

2022　**2023**

Leverage Capital Ratio

8.51%　8.97%

2022　**2023**

Tangible Capital Ratio

Asset Quality



	2019	2020	2021	2022	2023
NPL / Total Loans	0.03%	0.04%	0.04%	0.00%	0.03%
NCO / Average Loans	0.05%	0.07%	0.02%	0.02%	0.06%

*Data as of December 31

1Ndividualized service

"Our loyal customers appreciate the stability of our Bank."

Large regional bank failures and short-term Treasury yields not seen since prior to the Great Recession caused some deposit market disruption in 2023. I am proud that average total deposits held steady at $3.4 billion during 2023. That compares to average total deposits in 2022 of $3.5 billion. Noninterest-bearing checking deposits still represent 35% of total deposits highlighting the relationship focus in our deposit mix. As markets settle and rates stabilize, we believe our banking teams will capitalize on the constantly shifting banking landscape in our market area. Our loyal customers appreciate the stability of our Bank, and we believe the same is desired by our target markets of small and middle market businesses, professional service firms, not-for-profits, municipalities and service-conscience consumers.



This device allows participating customers to walk into any of our branches and hover their hand over the scanning surface, verifying client identity within seconds.



Coming Soon

Our Branches

● Manhattan ● Brooklyn ● Queens
● Nassau County ● Suffolk County

Management proactively completed two balance sheet repositioning transactions during the year to help reduce our sensitivity to rising interest rates. In March, the Bank entered into an interest rate swap to convert $300 million of fixed rate residential mortgage loans to floating rate for a period of 3 years. During 2023, this transaction added $3.1 million to pre-tax earnings. Also in March, the Bank sold $149 million in fixed rate municipal securities and purchased a similar dollar amount of floating rate SBA securities. The Bank recognized a $3.5 million pre-tax loss and earned back approximately $2.7 million of the pre-tax loss through year end 2023. As we ended 2023, these two transactions were generating approximately $2.2 million in quarterly pre-tax earnings above what would have been earned without these moves.

Our planned technology upgrades were completed over the first weekend of February 2024. New technology includes Fiserv's DNA core processing system, business online banking, business mobile app, branch platform and teller systems, biometrics identification and numerous paper-eliminating efficiencies. Our team has been working on implementing these new systems for 18 months.

I cannot thank them enough for their outstanding work and dedication to this project. We believe our new best-in-class systems will enhance customer experience and provide our bankers with the tools needed to service our clients and generate new relationship-based business.

build1Ng relationships

"We believe our new best-in-class systems will enhance customer experience…"

The transition to a more commercially focused institution that began in 2020 continued to make progress in 2023 thanks to the hard work by our commercial lending teams and their branch partners. A key component of this objective is growing our commercial and industrial loan and owner-occupied mortgage business. This combined portfolio has increased from $223 million at the beginning of 2020 to $350 million at the end of 2023. While the pace of growth in this area slowed in 2023 to 6.3%, it has still exceeded 12% per year on average since 2020.

Deposits



$912 (2019)
$1,133 (2023)

29.0% → 34.6%

Checking Deposits
($ in millions)

Ratios: Non-interest bearing checking deposits/ total deposits

Loans



$223 (2019)
$350 (2023)

C&I and Owner Occupied Commercial Mortgages
($ in millions)

$1,681 (2019)
$1,211 (2023)

Residential Mortgages
($ in millions)

*Data as of December 31



Mortgage customers now benefit from expanded purchase and refinance products, including low down payment options and closing cost incentives, all using Rocket Mortgage's streamlined online application process. Visit fnbli.com/mortgage to learn more.

Our total commercial loan portfolio has grown from $1.5 billion to $2.0 billion over the past four years.

Offsetting the success of this management team's commercial transition has been the legacy residential mortgage business. Since year end 2019, our management team has allowed the portfolio to paydown by $454 million, which has disguised our success in growing the commercial portfolio as outlined in the previous paragraph. In 2023, the Bank announced a new co-marketing referral agreement with Rocket Mortgage®, the nation's leading mortgage lender. As a result of this new relationship, we eliminated the need for a residential mortgage department saving nearly $1 million in annual noninterest expense going forward, while expanding financing options and benefits for our customers.

The support of a strong marketing team sets the tone for our key initiatives. We continue to get compliments on the fresh look of our branding at new and relocated branch locations. Many of our existing locations have also received facelifts to five-star reviews. Our new social media and refreshed

lead1Ng
local lender

"Our total commercial loan portfolio has grown from $1.5 billion to $2.0 billion over the past four years."

traditional media advertising has been recognized by customers and prospects with positive feedback. In particular, our new "Meet the Bankers" series on social media was a big hit in 2023.

I am proud to say key aspects of our transformation strategy which began in 2020 are largely in the rearview. The Bank has a fresh look, top notch technology, innovative partnerships replace legacy stalemate business lines, a more efficient branch network, bankers focused on commercial relationship growth, a proven history of strong asset quality all of which is underpinned by a strong capital position with leverage and tangible capital ratios of 10.05% and 8.97%, respectively. Combined with optimism about short-term rates moving lower, especially for a Bank that remains generally liability-sensitive, we enter 2024 with a bright outlook for the future.

Before closing, I would like to recognize a few people for their many contributions over the years.

After five years as our Chief Investment Officer and four years as our Chief Financial Officer, Jay McConie has decided to step away from day-to-day management. He has been a key executive partner in many of the initiatives discussed in this letter and prior communications. I thank him for his tremendous efforts and dedication to the Company over these past 9 years.

We have two director retirements in 2024. Alexander L. Cover will retire effective April 16, 2024, after 20-years of service on our Board of Directors. He was a long-time Chair of our Audit Committee. Alex joined the Board of Directors after a distinguished career in public accounting with Ernst & Young LLP. Stephen V. Murphy retired effective January 31, 2024, after 18-years of service on our Board of Directors. He was a long-time Chair of our Board Loan Committee prior to becoming a long-time Chair of our Board Asset Liability Committee. Steve was a career investment banker specializing in financial institutions. Both gentlemen worked tirelessly as committee chairs and board members to assure the proper oversight of our Company. Their combined experience made them a formidable duo and their contributions to the Board will be missed. On behalf of the Board of Directors, Management and staff, thank you both for your many years of dedicated service and valuable insight.

Also, thank you to all directors for bringing their unique perspectives to the governance of our Company. Thank you to our customers and employees who are the reason we continue to succeed.

Lastly, I want to reassure our loyal shareholders that the Board of Directors and Management Team are focused on returning to our historical performance metrics and making the right decisions to maximize future shareholder returns.

Sincerely,

Christopher Becker
President and Chief Executive Officer





1Nvested in our community

Our Impact[1]

1,425+

Hours of Volunteerism.
Includes hands-on service and
professional guidance

For more than 95 years, 1N has remained committed to local service and goodwill. This has been achieved through a combination of monetary donations and hands-on volunteerism, which has fostered a meaningful connection and equity between our employees and the communities we serve with pride.

❶ New York Blood Center Blood Drive

The Blue Crew hosted its first ever on-site Blood Drive in Melville, partnering with New York Blood Center for a day of donations. Team members from across the Bank network also donated at area blood centers during the month of June. Together, we donated over 58 pints of blood for use in area hospitals.

❷ 9-1-1 Veterans Turkeys for Vets

The Bank is proud to support 9-1-1 Veterans, a small not-for-profit organization assisting those who have served and are serving in the United States Military through financial assistance, food and clothing. Team members assisted with its 11th Annual Turkeys for Vets Thanksgiving event, hosted at the VFW of Lindenhurst. Five hundred frozen turkeys were provided with all the trimmings, benefitting local Veterans and local VFW's across Long Island.







146

Organizations touched by 1N through volunteerism and monetary support

117

Community Development & Reinvestment Loans Issued

$23.6

Million Extended in Community Development & Reinvestment Lending

❸ Oceanside Senior Center

With this annual event at Oceanside Senior Center, members of our branch network and Branch Administration staff enjoy an afternoon of food, bingo and good company. Our team starts out the morning greeting seniors as they arrive, play several rounds of bingo, and participate in a stretch before helping to serve lunch to all of the senior center's guests.

❹ Harry Chapin Community Garden

Members of our Commercial Lending team spent the afternoon with Long Island Cares at Harry Chapin Community Garden, cleaning up the garden beds and harvesting vegetables. 1N helped build the raised beds of the community garden in 2022, creating a space that allows local communities to have access to fresh produce for years to come.

❺ COVE Animal Shelter

Our #1NTeam spent time at COVE Animal Shelter in Glen Cove, walking many of the dogs available for adoption, playing with cats, cleaning the facilities and assisting with laundry. Our team was lucky to witness another adoption while volunteering.

¹2023 Data based on lending data, volunteerism efforts and philanthropic contributions

Consolidated Balance Sheets

December 31 (dollars in thousands)

	2023	2022
Assets:		
Cash and cash equivalents	$ 60,887	$ 74,178
Investment securities available-for-sale, at fair value	695,877	673,413
Loans:		
Commercial and industrial	116,163	108,493
Secured by real estate:		
Commercial mortgages	1,919,714	1,916,493
Residential mortgages	1,166,887	1,240,144
Home equity lines	44,070	45,213
Consumer and other	1,230	1,390
	3,248,064	3,311,733
Allowance for credit losses	(28,992)	(31,432)
	3,219,072	3,280,301
Restricted stock, at cost	32,659	26,363
Bank premises and equipment, net	31,414	31,660
Right-of-use asset - operating leases	22,588	23,952
Bank-owned life insurance	114,045	110,848
Pension plan assets, net	10,740	11,049
Deferred income tax benefit	28,996	31,124
Other assets	19,622	18,623
	$ 4,235,900	$ 4,281,511
Liabilities:		
Deposits:		
Checking	$ 1,133,184	$ 1,324,141
Savings, NOW and money market	1,546,369	1,661,512
Time	591,433	478,981
	3,270,986	3,464,634
Short-term borrowings	70,000	–
Long-term debt	472,500	411,000
Operating lease liability	24,940	25,896
Accrued expenses and other liabilities	17,328	15,445
	3,855,754	3,916,975
Stockholders' Equity:		
Common stock, par value $.10 per share:		
Authorized, 80,000,000 shares;		
Issued and outstanding, 22,590,942 and 22,443,380 shares	2,259	2,244
Surplus	79,728	78,462
Retained earnings	355,887	348,597
	437,874	429,303
Accumulated other comprehensive loss, net of tax	(57,728)	(64,767)
	380,146	364,536
	$ 4,235,900	$ 4,281,511

Consolidated Statements of Income

Year Ended December 31 (dollars in thousands, except per share data)

		2023		2022		2021
Interest and dividend income:						
Loans	$	127,866	$	116,352	$	106,266
Investment securities:						
Taxable		22,663		9,795		8,162
Nontaxable		4,954		8,063		8,531
		155,483		134,210		122,959
Interest expense:						
Savings, NOW and money market deposits		32,164		7,180		4,414
Time deposits		19,267		5,296		5,712
Short-term borrowings		950		1,207		1,427
Long-term debt		16,237		4,814		4,599
		68,618		18,497		16,152
Net interest income		86,865		115,713		106,807
Provision (credit) for credit losses		(326)		2,331		(2,573)
Net interest income after provision (credit) for credit losses		87,191		113,382		109,380
Noninterest income:						
Bank-owned life insurance		3,197		3,017		2,399
Service charges on deposit accounts		3,034		3,157		2,925
Net gain (loss) on sales of securities		(3,489)		–		1,104
Gain (loss) on disposition of premises and fixed assets		240		(553)		–
Other		3,354		6,242		6,146
		6,336		11,863		12,574
Noninterest expense:						
Salaries and employee benefits		37,373		41,096		39,753
Occupancy and equipment		13,140		13,407		15,338
Debt extinguishment		–		–		1,021
Other		13,546		12,523		12,535
		64,059		67,026		68,647
Income before income taxes		29,468		58,219		53,307
Income tax expense		3,229		11,287		10,218
Net income	$	26,239	$	46,932	$	43,089
Earnings per share:						
Basic	$	1.16	$	2.05	$	1.82
Diluted		1.16		2.04		1.81
Cash dividends declared per share		0.84		0.82		0.78

The First of Long Island Corporation and The First National Bank of Long Island

Board of Directors

Christopher Becker
President & Chief Executive Officer of
The First National Bank of Long Island and
The First of Long Island Corporation

Paul T. Canarick
President & Principal of
Paul Todd, Inc. (Construction Company)

J. Abbott R. Cooper
Attorney, Abbott Cooper PLLC;
Founder and managing member of
Driver Management Company LLC

Alexander L. Cover
Business & Management Consultant
Retired Partner of Ernst & Young LLP

John J. Desmond
Retired Partner of Grant Thornton LLP

Edward J. Haye
Partner at Cullen and Dykman LLP;
Former Chief Regulatory Counsel for American
Water Works Company, Inc.

Louisa M. Ives
Managing Director of
Chilton Trust

Peter Quick
Retired

Denise Strain
Retired Managing Director, Senior Tax
Counsel, Citigroup Inc.

Milbrey Rennie Taylor
Retired Executive Producer of CBS News

Walter C. Teagle III
Chairman of the Board, The First of
Long Island Corporation and The First
National Bank of Long Island; President
and Owner, Teagle Management, Inc.
(Private Investment Firm)

Eric J. Tveter
Former CEO of Central Europe
Liberty Global plc.

Officers

Christopher Becker
President & Chief Executive Officer of the
Corporation and the Bank

Senior Executive Vice Presidents

Christopher Hilton
Chief Lending Officer

Janet T. Verneuille, CPA
Chief Financial Officer, Treasurer of the
Corporation and Cashier of the Bank

Executive Vice Presidents

Tanweer S. Ansari, Esq
Chief Risk Officer & General Counsel

Richard P. Perro
Chief Retail Officer

Susanne Pheffer
Chief Information Officer

Michael J. Spolarich
Chief Credit Officer

Senior Vice Presidents

Diane Beck
Director of Program Management

Jacqueline Brown
Branch District Manager

Robert Colosa
Chief Auditor

Richard Corrado
Director of Commercial Lending Operations

Margaret M. Curran-Rusch
Middle Market Team Leader

Maria Doyle, CPA
Controller of the Corporation and the Bank

Seamus Doyle
South Fork Team Leader –
Commercial Lending

Brian Emigholz
SVP - Business Banking Team Leader

John Fitzpatrick
CRE Relationship Manager

Rose Florio-Campanaro
Loan Operations Manager

Robert Grady
Director of Middle Market Lending

Lou Iacucci
Middle Market Relationship Manager

Kelly McCormack
Credit Department Manager

Richard O'Rourke
CRE Team Leader

Jane F. Reed
Senior Commercial Lending Officer

Angela Reese
Branch District Manager

Kenneth B. Ruland II
Middle Market Team Leader

Matthew Ruppert
Senior Credit Officer

Shannon Shakespeare
Chief Human Resources Officer

Thomas Sullivan
Middle Market Banking

Leonardo Tavera
Corporate Planning Officer

Antoinette Valente
Branch District Manager

Business Advisory Board

Vincent A. Albanese
Partner
Albanese & Albanese LLP

Barry Berg, CPA
Consultant

Bernard Esquenet
CEO
The Ruhof Corporation

Kevin J. Harding
Partner
Harding and Burke, PLLC

James D. Kiley
Partner
Kiley, Kiley & Kiley, PLLC

John Martinelli
Principal
Owen Petersen & Co., LLP

Susan Hirschfeld Mohr
President
J.W. Hirschfeld Agency, Inc.

John G. Passarelli, M.D.
Managing Partner
Sight Medical Doctors, PLLC

Arthur C. Schupbach
Partner
Schupbach, Williams & Pavone LLP

Frank Shahery
Director of Marketing
Convermat Corporation

H. Craig Treiber
CEO
Treiber Family Enterprises

Sal J. Turano
President
Abstracts Incorporated

Candy Udell
President
London Jewelers

Mark Udell
CEO
London Jewelers

Mark Wurzel
President
Calico Cottage Inc.

Our Branches

Manhattan

232 Madison Avenue

Brooklyn

Bay Ridge
Cobble Hill

Queens

Astoria
Bay Terrace
College Point
Howard Beach
Whitestone

Nassau County

Bayville
East Meadow
Garden City
Glen Head
Great Neck
Greenvale
Hewlett
Hicksville
Lake Success
Locust Valley
Massapequa
Merrick
Rockville Centre
Roslyn Heights
Valley Stream
Woodbury

Suffolk County

Babylon
Bohemia
East Hampton
East Islip
East Setauket
Hauppauge
Huntington
Lindenhurst
Melville
Northport
Patchogue
Port Jefferson
Riverhead
Sayville
Smithtown
Southampton
Southold *(Coming Soon)*



Corporate Office

The First of Long Island Corporation
275 Broad Hollow Road
Suite 200
Melville, NY 11747
(516) 671-4900
www.fnbli.com

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
(212) 509-4000
www.continentalstock.com